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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Omni Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2825 Wilcrest, Suite 475
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Huy Vu Nguyen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Omni Financial Group, Inc.**, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

FELIZA FERNANDEZ
Notary Public, State of Texas
My Comm. Expires 01-13-2010

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNI FINANCIAL GROUP, LLC

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member
Omni Financial Group, LLC

We have audited the accompanying statement of financial condition of Omni Financial Group, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omni Financial Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 27, 2008

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

OMNI FINANCIAL GROUP, LLC
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	8,612
Employee advances		2,791
TOTAL ASSETS	$	11,403

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	893
Member's Equity		10,510
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,403

See notes to financial statements.

OMNI FINANCIAL GROUP, LLC
Statement of Income
Year Ended December 31, 2007

Revenue	
Securities commissions	$ 3,519
Expenses	
Compensation and related costs	26,131
Occupancy and equipment	5,417
Communications	1,366
Regulatory fees and expenses	2,094
Professional fees	3,175
Bad debt expense	2,835
Other expenses	2,185
TOTAL EXPENSES	43,203
Net loss before other income	(39,684)
Other Income	35,000
NET LOSS	$ (4,684)

See notes to financial statements.

OMNI FINANCIAL GROUP, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2007

Member's equity, December 31, 2006	$ 15,194
Net loss	(4,684)
Member's equity, December 31, 2007	$ 10,510

See notes to financial statements.

OMNI FINANCIAL GROUP, LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (4,684)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities	
Decrease in commissions receivable	6,528
Decrease in employee advances	6,700
Decrease in accounts payable	(7)
Net cash provided by operating activities	8,537
Net increase in cash	8,537
Cash at beginning of year	75
Cash at end of year	$ 8,612

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Omni Financial Group, LLC (the Company), a Texas limited liability company, was formed in February 1995. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers consist primarily of institutional investors in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The taxable income of the Company is includable on the tax return of the Member.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the commissions generated by the Company.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company inadvertently considered commissions receivable from its clearing broker/dealers which were over 30 days old as allowable assets in computing net capital for the period from approximately May 1, 2006 to June 8, 2007, thereby causing the Company to be in net capital deficiency during this period. The Company filed notification under SEC Rule 17a-11 to that effect on June 8, 2007. At December 31, 2007, the Company had net capital and net capital requirements of $7,719 and $5,000, respectively. The Company's net capital ratio was 0.12 to 1.

Note 4 - Office Lease

The Company currently leases office space on a month-to-month basis. The monthly lease payment is approximately $446. Office rent for the year totaled $5,417 and is reflected in the accompanying statement of income as occupancy and equipment costs

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable, to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Note 6 - Related Party Transactions and Concentration of Revenue

The sole member of the Company generated substantially all of the Company's revenue during the year.

Note 7 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Schedule I

OMNI FINANCIAL GROUP, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2007

Total member's equity qualified for net capital	$ 10,510
Deductions and/or charges	
Non-allowable assets:	
Employee advances	2,791
Total deductions and/or charges	2,791
Net Capital	$ 7,719
Aggregate indebtedness	
Accounts payable	$ 893
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital deficiency from minimum requirement	$ 2,719
Ratio of aggregate indebtedness to net capital	0.12 to 1

Schedule II

OMNI FINANCIAL GROUP, LLC
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2007

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2007 (unaudited)	$	8,612
Audit Adjustments:		
Increase in accounts payable		(893)
Net capital as computed on Schedule I	$	7,719

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member
Omni Financial Group, LLC

In planning and performing our audit of the financial statements of Omni Financial Group, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 27, 2008

END